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SEC FILE NUMBER
8-67812

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2022
Washington DC
413

8-67812

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Innovation Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5950 Fairview Road, Suite 140
(No. and Street)

(City)	(State)	(Zip Code)
Charlotte	NC	28210

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Gregory Smith	704-708-5461	gsmith@innovationpartnersllc.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker CPA & Advisors
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
227 West Trade St. Suite 1100	Charlotte	NC	28202

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
06/07/2005	28202

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory E. Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Innovation Partners LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ASHTON LAWRENCE
NOTARY PUBLIC
Mecklenburg County
North Carolina
My Commission Expires April 25, 2022

Signature:

Title:
President

Notary Public

ASHTON LAWRENCE
NOTARY PUBLIC
Mecklenburg County
North Carolina
My Commission Expires April 25, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INNOVATION PARTNERS, LLC

FINANCIAL STATEMENT

December 31, 2021

INNOVATION PARTNERS, LLC

CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Innovation Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Innovation Partners, LLC (the "Company") as of December 31, 2021, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Innovation Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Innovation Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Innovation Partners, LLC's auditors since 2016.

GreerWalker LLP

Certified Public Accountants
February 25, 2022
Charlotte, NC

INNOVATION PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$715,654
Commission receivable	2,410,337
Right of use asset	144,628
Prepaid expenses	91,605
Other assets	3,765
Property & equipment, net of accumulated depreciation of $720	1,199
Total Assets	$3,367,188

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commission payable	$2,329,551
Operating lease liability	150,011
Agent fees collected in advance	220,484
Accounts payable	161,743
Total liabilities	2,861,789
Members' equity	505,399
Total Liabilities and Members' Equity	$ 3,367,188

The accompanying notes are an integral part of this financial statement.

INNOVATION PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners, LLC (the "Company"), a North Carolina Limited Liability Company organized in 2007, acts as an independent broker-dealer and actuarial firm that specializes in the development and distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters. The Company also provides retirement advice and other financial advisory services. The Company acts for clients located throughout the continental United States and in certain international markets. The Company operates pursuant to the provisions of footnote 74 and is not subject to the full provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions, or proprietary trading.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2021, there were no interest or penalties recorded or included in the Company's financial statements. As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

INNOVATION PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable

The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Accounts receivable are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2021, commissions receivable were considered fully collectible and, therefore, no allowance has been provided. The beginning and ending balance of commissions receivable were $659,292 and $2,410,337, respectively.

Property and Equipment

Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss is reflected in operations during the period of disposition.

Subsequent Events

Management has evaluated subsequent events through February 28, 2022, the date the financial statements were available to be released.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC, has no control over the funds or the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC, receives a commission from the transaction. The Company is not claiming an exemption from SEA 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.The Company represents that it does not and will not hold customer funds or securities.

NOTE C- RELATED PARTY TRANSACTIONS

On May 6, 2020, the Company entered into a loan agreement and received the proceeds of a Paycheck Protection Program loan from the Coronavirus Aid, relief, and Economic Security Act with an affiliate entity, IP Financial Advisory Services, LLC ("IPL") for $78,848. The loan was forgiven by IPL when IPL received forgiveness from its lending bank under the terms of the Paycheck Protection loan Program during 2021 and the related gain on forgiveness of the loan was recorded to revenue in the accompanying statement of operations. The loan had a two-year term and had an interest rate of 1%.

NOTE D - LEASES

The Company implemented new accounting and financial reporting standards for leases (FASB ASC 842. Leases) beginning January 1, 2019, using a modified retrospective approach (i.e., applied prospectively effective January 1,2019, without revising prior periods). For operating leases this standard will require the recognition of right-of-use ("ROU") assets and operating lease liabilities that had not been recorded as assets and liabilities under previous accounting standards. There was no impact on the Company's members' equity as of the beginning of the year as a result of the implementation of this accounting standard. The Company has elected to take the practical expedients under Topic 842-10-65-1(f) and (g), which must be consistently applied to all of a firm's leases. As such, the Company's lease, previously accounted for as an operating leases, will continue to be accounted for as an operating lease under the new standards. The Company also has elected to use the practical expedient allowed in Topic 842-10-15-37 to account for lease and nonlease components as a single lease component for all of its classes of leases.

The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes an operating lease liability and a ROU asset at the commencement date of the lease. The operating lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the impact rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's lease is not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the - 11 - remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE D - LEASES -Continued

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease not associated with any short-term leases is recognized on a straight-line basis over the lease term.

The Company has an obligation for office space with an initial noncancelable lease term in excess of one year. The Company classifies this lease as an operating lease which expires in June 2024. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The ROU asset and operating lease liability balances were determined by calculation the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 8.0%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 28 months.

As of December 31, 2021, maturities if the operating lease liability for the noncancelable operating lease are: $61,511, $69,039, and $35,116, for 2022, 2023 and 2024, respectively with total undiscounted lease payments of $165,666. The discounted operating lease liability at December 31, 2021, is $150,011 with imputed interest of $15,655. During the year ended December 31, 2021, the cash paid for amounts included in the operating lease liability was $65,236 and the amount of the lease cost was $66,324. None of the lease cost was due to variable payments or short-term leases.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $402,821 which was $221,677 in excess of its required net capital of $181,144. The Company's ratio of aggregate indebtedness to net capital was 674.53%.